COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG CULP, INC., THE S & P 500 INDEX
AND THE HEMSCOTT TEXTILE MANUFACTURING GROUP



* $100 invested on 4/30/01 in stock or index- including reinvestment of dividends.
Fiscal year ending April 30.